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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Lexon Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   52977N 10 9
                                 --------------
                                 (CUSIP Number)

                           Miller Capital Corporation
                        4909 East McDowell Rd. Suite 100
                             Phoenix, Arizona 85008
                                 (602) 225-0504
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 19, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 52977N 10 9                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Miller Capital Corporation -- 86-0753763
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

    The shares of Company Common Stock held in the name of Miller Capital Corporation are beneficially owned by Rudy R. Miller.
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC and OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,024,999
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,024,999
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,024,999
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.97%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 52977N 10 9                                          Page 3 of 4 Pages
---------------------                                          -----------------
         This Schedule 13D, Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D/A, dated December 7, 2000 (the "Original Schedule 13D/A"), relating to the common stock, $0.001 par value(the "Common Stock") of Lexon Technologies, Inc. (the "Company"). Each of Rudy R. Miller, a citizen of the United States of America ("Mr. Miller"), and Miller Capital Corporation, an Arizona corporation ("Miller Capital") are filing this Amendment to update the information with respect to the ownership by Mr. Miller and Miller Capital of the Common Stock of the Company.

ITEM 1. SECURITY AND ISSUER

     Item 1 of the Original Schedule 13D/A is hereby amended and supplemented as follows:

     This Amendment relates to shares of the Company's Common Stock. The principal executive offices of the Company are located at 1401 Brook Drive, Downers Grove, IL 60515.

ITEM 2. IDENTITY AND BACKGROUND

     No Change from the Original Schedule 13D/A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No Change from the Original Schedule 13D/A.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 52977N 10 9                                          Page 4 of 4 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

         Item  4  of  the  Original   Schedule   13D/A  is  hereby  amended  and
supplemented as follows:

         On each of January 16, 2001 and January 29, 2001, Miller Capital sold a total of 7,500 shares of the Company's Common Stock resulting in an aggregate sale of 15,000 shares. The purpose of such transactions was to reduce Miller Capital's ownership in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Original Schedule 13D/A is hereby amended and supplemented as follows:

     (a) Mr. Miller beneficially owns 1,024,999 shares of the Common Stock of the Company, comprising approximately 6.97% of the outstanding Common Stock of the Company.

     (b) Miller Capital has the sole power to vote and to dispose of the securities described in subsection (a).

     (c) Miller Capital sold an aggregate of 15,000 shares of the Company's Common Stock, 7,500 on January 16, 2001 and 7,500 on January 29, 2001, through a registered broker/dealer in the open market.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -- Certification Regarding Joint Filing of Schedule l3D/A.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2001                              /s/ Rudy Miller
-----------------------                       ----------------------------------
Date                                          Signature

                                              Rudy Miller
                                              ----------------------------------
                                              Name

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)